[Letterhead of Torys LLP]	R. Adam Levy Direct Tel. 416.865.7318 alevy@torys.com

May 12, 2005

VIA EDGAR

Securities and Exchange Commission

Department of Corporate Finance

450 Fifth Street NW

Washington, DC 20549

Attention:    John L. Krug, Senior Counsel

Dear Sir:

Re:	GlycoGenesys, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 4, 2005

File No: 0-26476

This letter is being furnished on behalf of GlycoGenesys Inc. (the “Company”) in response to comments contained in the letter dated May 9, 2005 (the “Commission’s Letter”) from Mr. Jeffrey Riedler of the Securities and Exchange Commission (the “Commission”) to Mr. Bradley J. Carver, President and Chief Executive Officer of the Company with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Statement”) that was filed with the Commission on May 4, 2005. As was requested by Mr. Riedler in the Commisson’s Letter, a letter from the Company acknowledging and confirming certain matters is enclosed herewith.

The response has been organized in the same manner in which the Commisson’s letter was organized and all references in the Company’s response are to the Preliminary Statement, except as indicated.

Proposal 2—Approval of increase in authorized common stock.

We note the first sentence of the last paragraph of this section concerning your intent regarding the issuance of common stock. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares. In this regard we note your intent to issue shares in the third quarter in connection with a planned strategic alliance or partnership. Please provide additional details concerning this alliance or partnership and provide us supplementally with an analysis as to whether financial statements are required.

RESPONSE: As disclosed in the Preliminary Statement, the Company has no present intent to issue any shares of its capital stock. As we discussed during our telephone conversation on May 10, 2005, the Company will add language to amend the second sentence of the last paragraph of the referenced section in its Definitive Proxy Statement on Schedule 14A to be filed on or about May 16, 2005 so that this sentence will read as follows, “Although the Company anticipates that it may issue additional shares of Common Stock in connection with a strategic alliance or partnership with a larger biotechnology or pharmaceutical company by the end of the third quarter of 2005, currently the Company has no plan, commitment, arrangement, understanding, or agreement, written or oral, to issue any shares of its capital stock in this regard.”

If you require additional information, please telephone the undersigned at (416) 865-7318.

Yours truly,

/s/ R. Adam Levy

R. Adam Levy

RAL

Enclosure

cc:   William Fabbri, GlycoGenesys, Inc.

Cheryl Reicin, Torys LLP